Exhibit 12.1

Cohen & Company Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31, 2010	For the year ended December 31,
		2009	2008	2007	2006	2005
Income (loss) before income tax expense (benefit)	$5,292	$(11,794)	$(6,136)	$(18,823)	$(9,500)	$63,954
Less: Net income (loss) attributable to non-controlling interests	—	(98)	(1,259)	3,067	752	71

Pre-tax income	5,292	(11,696)	(4,877)	(21,890)	(10,252)	63,883
Adjustments:
(Income) /loss from equity method affiliates	(14)	3,455	(262)	(11,719)	(3,503)	(16)
Distributed income from equity method affiliates	350	925	500	—	96	—
Fixed charges	2,170	5,670	9,304	11,889	4,209	179

Earnings before taxes and fixed charges as adjusted	$7,798	$(1,646)	$4,665	$(21,720)	$(9,450)	$64,046

Fixed charges:
Interest expense on all indebtedness (a)	1,993	$4,980	$8,546	$11,019	$3,647	$—
Rental expense deemed to be interest (b)	177	690	758	870	562	179

Total fixed charges	$2,170	$5,670	$9,304	$11,889	$4,209	$179

Ratio of earnings to fixed charges	3.59	(c)	(c)	(c)	(c)	N/M

These ratios are based on the historical financial statements of Cohen Brothers, LLC, which became our financial statements as a result of the reverse merger in December 2009 of Cohen Brothers LLC into a subsidiary of ours.

(a) Interest expense includes amortization expense for debt issuance costs and discount on debt. Interest expense does not include interest related to uncertain tax positions which is included as part of income tax expense in the consolidated statements of operations.

(b) Calculated as one-third of operating lease rental expense deemed to be representative of the interest factor inherent in rents.

(c) The earnings were inadequate to cover total fixed charges. For the years ended December 31, 2009, 2008, 2007, and 2006, we would have needed additional pre-tax income attributable to Cohen & Company Inc. of $7,316, $4,639, $33,609, and $13,659, respectively, to achieve coverage of 1:1 in these periods.